      As filed with the Securities and Exchange Commission on May 31, 2000
                                                           Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                        ------------------------------

                                   FORM S-8

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                        ------------------------------

                            VISIBLE GENETICS INC.
            (Exact name of registrant as specified in its charter)

          Ontario, Canada                               98-0194462
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                           700 Bay Street, Suite 1000
                            Toronto, Ontario, Canada
                                     M5G 1Z6
                                 (416) 813-3240
          (Address and Telephone Number of Principal Executive Offices)

                         2000 EMPLOYEE SHARE OPTION PLAN
                            (Full title of the plan)

                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022
                        Attn: Steven S. Pretsfelder, Esq.
                     (Name and address of agent for service)
                                 (212) 702-5700
          (Telephone number, including area code, of agent for service)


      Pursuant to Rule 429, the Form F-3 reoffer prospectus, filed as part of this Registration Statement, amends Form S-8, Registration Nos. 333-6454, 333-8804 and 333-11434 earlier filed with the Securities and Exchange Commission on February 13, 1997, May 21, 1998 and January 14, 2000 respectively.

                      CALCULATION OF REGISTRATION FEE(1)

------------------------------ ------------ -------------- ----------------- ------------
                                              PROPOSED     PROPOSED
                                              MAXIMUM      MAXIMUM
                                              OFFERING     AGGREGATE         AMOUNT OF
TITLE OF SECURITIES TO BE      AMOUNT TO BE   PRICE PER    OFFERING PRICE    REGISTRATION
REGISTERED                     REGISTERED(2)  SHARE (3)    (3)               FEE
------------------------------ ------------ -------------- ----------------- ------------
COMMON SHARES, NO PAR VALUE    1,000,000      $28.125       $28,125,000       $7,425
PER SHARE                      SHARES
------------------------------ ------------ -------------- ----------------- ------------

(1) A Form S-8 Registration Statement was filed with the Securities and Exchange Commission on February 13, 1997, Registration No. 333-6454, in which 1,660,901 common shares, no par value, including 450,000 common shares issuable under the 1996 Employee Share Option Plan and 250,000 common shares issuable under the 1997 Director Option Plan, both covered by that Registration Statement, were registered for a fee of $3,963.51.

   A Form S-8 Registration Statement was filed with the Securities and Exchange Commission on May 21, 1998, Registration No. 333-8804, in which 600,000 common shares, no par value, issuable under the 1996 Employee Share Option Plan covered by that Registration Statement, were registered for a fee of $1,626.19

   A Form S-8 Registration Statement was filed with the Securities and Exchange Commission on January 14, 2000, Registration No. 333-11434, in which 1,565,000 common shares, no par value, including 1,350,000 common shares issuable under the 1996 Employee Share Option Plan and 215,000 common shares issuable under the 1997 Director Option Plan, both covered by that Registration Statement, were registered for a fee of $17,714.24.

(2) Pursuant to Rule 416, this Registration Statement also covers such additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends and similar events.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) and (c) based on the average of the high/bid and low/asked price of the Company's common shares as reported by the Nasdaq National Market on May 25, 2000.

                                     PART I

          INFORMATION REQUIRED IN THE SECTION 10(A) REOFFER PROSPECTUS

      Pursuant to Rule 428(b)(1) under the Securities Act of 1933, the documents containing the information specified in Part I of Form S-8 will be sent or given to each participant in our company's 2000 Employee Share Option Plan, sometimes referred to as the Plan, regarding the common shares issued and issuable pursuant to the Plan. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute the Section 10(a) reoffer prospectus.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE

      In addition to the documents incorporated herein by reference from the Registration Statements on Form S-8 (File Nos. 333-6454, 333-8804 and 333-11434), as previously filed with the Securities and Exchange Commission, the following documents are incorporated by reference in this Registration
Statement:

      (a) our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as amended by Form 20-F/A-1, which we refer to in this Registration Statement as our Annual Report on Form 20-F;

      (b) our Report on Form 6-K Filing No. 1 for the Month of January, 2000;

      (c) our Report on Form 6-K Filing No. 2 for the Month of January, 2000;

      (d) our Report on Form 6-K Filing No. 1 for the Month of February, 2000;

      (e) our Report on Form 6-K Filing No. 1 for the Month of April, 2000;

      (f) our Report on Form 6-K Filing No. 2 for the Month of April, 2000;

      (g) our Report on Form 6-K Filing No. 2/A-1 for the Month of April, 2000;

      (h)   our Report on Form 6-K Filing No. 3 for the Month of April, 2000;
and

      (i) our Report on Form 6-K Filing No. 1 for the Month of May, 2000.

      In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act after the date of this Registration Statement and before termination of the offering, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date those documents are filed. We may also incorporate in this Registration Statement any Form 6-K which we file with the Securities and Exchange Commission by identifying in such form that it is being incorporated by reference into this Registration Statement. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this Registration Statement, shall be considered modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 136 of the Ontario Business Corporations Act and Section 7 of our company's by-laws Nos. 1 and 3 provide for the indemnification of directors and officers of our company. Under these provisions, we will indemnify a director or officer of our company (or a former director or officer) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of our company to procure a judgment in its favor) to which the director or officer (or a former director or officer) is made a party by reason of his position with our company, provided the director or officer: (a) acted honestly and in good faith with a view to the best interests of our company and
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of our company to procure a judgment in our favor, we, with the approval of a court, may indemnify a director or officer of our company (or a former director or officer) against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer of our company (or a former director or officer) is entitled to indemnification from us with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with our company if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clauses (a) and (b) of the second sentence of this paragraph.

      Our company also has a policy insuring it and its directors and officers against certain liabilities and has entered into indemnification agreements with each of our directors and officers.

ITEM 8. EXHIBITS.

EXHIBIT NUMBER                        DESCRIPTION OF EXHIBIT
4.1                  Certificate of Designations, Number, Voting Powers,
                     Preference and Rights of Series A Convertible Preferred
                     Shares.(1)
5.1*                 Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the securities being registered hereby.
23.1*                Consent of PricewaterhouseCoopers LLP, Chartered
                     Accountants in Canada.
23.2*                Consent of Osler, Hoskin & Harcourt LLP (included in
                     Exhibit 5.1).
23.3*                Consent of Baer Marks & Upham LLP.
24*                  Power of Attorney (included on the executed signature
                     page of this Registration Statement).

----------------
*Filed herewith.

(1) Incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form F-3, File No. 333-91155 filed with the Securities and Exchange Commission on November 17, 1999.


ITEM 9. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 31st day of May 2000.

                              VISIBLE GENETICS INC.



                              By:   /s/ RICHARD T. DALY
                                   ---------------------------------------
                                   Richard T. Daly
                                   President and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard T. Daly and Thomas J. Clarke or any of them, as his true and lawful attorney-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                            TITLE                               DATE


/s/ RICHARD T. DALY                  President and Chief            May 31, 2000
------------------------------------ Executive Officer
Richard T. Daly                      (principal executive officer)


/s/ THOMAS J. CLARKE                 Chief Financial Officer        May 31, 2000
------------------------------------ (principal financial officer)
Thomas J. Clarke


/s/ MICHAEL A. CARDIFF               Director                       May 31, 2000
-----------------------------------
Michael A. Cardiff


/s/ SHELDON INWENTASH                Director                       May 31, 2000
-----------------------------------
Sheldon Inwentash


                                      II-4



/s/ J. SPENCER LANTHIER              Director                       May 31, 2000
-----------------------------------
J. Spencer Lanthier


/s/ JACQUES R. LAPOINTE              Director                       May 31, 2000
-----------------------------------
Jacques R. Lapointe


/s/ JONATHAN S. LEFF                 Director                       May 31, 2000
------------------------------------
Jonathan S. Leff


/s/ DR. J. ROBERT S. PRICHARD        Director                       May 31, 2000
------------------------------------
Dr. J. Robert S. Prichard


/s/ DR. LLOYD M. SMITH               Director                       May 31, 2000
------------------------------------
Dr. Lloyd M. Smith






Authorized Representative in the United States:

BAER MARKS & UPHAM LLP

By: /s/ STEVEN S. PRETSFELDER                                       May 31, 2000
    --------------------------
    Steven S. Pretsfelder

                                EXPLANATORY NOTE


      The reoffer prospectus which is filed as a part of this Registration Statement has been prepared in accordance with the requirements of Part I of Form F-3 and may be used for reoffers or resales of the common shares of our company acquired by the persons named therein pursuant to each of the Plans.

                               REOFFER PROSPECTUS

                              VISIBLE GENETICS INC.

                        1,000,000 Common Shares under the
                         2000 Employee Share Option Plan


                        2,400,000 Common Shares under the
                         1996 Employee Share Option Plan


                         885,901 Common Shares under the
                            Employee Pool Option Plan


                         465,000 Common Shares under the
                            1997 Director Option Plan




      This reoffer prospectus is being used in connection with the offering by certain selling shareholders of Visible Genetics Inc., of common shares of Visible Genetics Inc., that may be acquired by them under our 2000 Employee Share Option Plan, our 1996 Employee Share Option Plan, our Employee Pool Option Plan and our 1997 Director Option Plan.

      The selling shareholders may sell their common shares from time to time, in one or more transactions, at market prices or at negotiated prices in private transactions.

      We will not receive any of the proceeds from the sales of the common shares.

      The common shares of our company are listed on the Nasdaq National Market under the symbol "VGIN." The last reported sale price of the common shares on the Nasdaq National Market on May 30, 2000 was $27.25 per share.



      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this reoffer prospectus. Any representation to the contrary is a criminal offense.



               THE DATE OF THIS REOFFER PROSPECTUS IS MAY __, 2000

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
THE COMPANy..................................................................1

FORWARD-LOOKING STATEMENTS...................................................2

USE OF PROCEEDS..............................................................4

DIVIDEND POLICY..............................................................4

SELECTED CONSOLIDATED FINANCIAL DATA.........................................5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
      OF OPERATIONS..........................................................6

INFORMATION ABOUT OUR COMPANY................................................8

SELLING SHAREHOLDERS.........................................................9

PLAN OF DISTRIBUTION........................................................11

LEGAL MATTERS...............................................................12

EXPERTS.....................................................................12

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................12

WHERE YOU CAN FIND MORE INFORMATION.........................................13

                                   THE COMPANY


      We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences across patients. Our genotyping technology, which employs DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. Genotyping is the act of selecting and reading certain components of the sequence of a specific strand of DNA in order to understand how mutations in the DNA may influence the onset and treatment of some diseases and medical conditions. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, tuberculosis and eventually some cancers.

      Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV and HLA (used for tissue typing, for example, in organ transplants). We are developing GeneKits for hepatitis B, hepatitis C and tuberculosis. We began selling our DNA sequencers and related equipment and consumables to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits into the same markets in the third quarter of 1997.

      The first clinical diagnostic application we are targeting is HIV. We have developed our HIV genekit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge.

      Two initial clinical trials, including one that we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped. In June 1999, we completed a European trial, which we call VIRADAPT, which showed, among other things, that after six months patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93% as compared to a mean decrease in viral load of approximately 79% in the non-genotyping group. In addition, after 6 months, 32% of the patients in the genotyping group had undetectable viral loads as compared to 14% of patients in the non-genotyping group. The other trial, called GART, was funded by the National Institutes of Health, or NIH, and was completed in the United States in December 1998. It showed that, at the end of 8 weeks, patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93%, as compared to 76% to patients in the non-genotyping group.

      Also in June 1999, we initiated a trial called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on the results from the VIRADAPT and GART clinical trials, the FDA has advised us that we are not required to complete the SEARCH trial and has indicated that we will not be required to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals. We plan to apply to the FDA during 2000 for approval to sell our HIV OpenGene System to the clinical diagnostic market.

      Our principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6. Our telephone number is (416) 813-3240.

                          FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

      o     FDA and other regulatory approval for certain of our products;

      o     acceptance of our products in the clinical diagnostic market;

      o     acceptance of genotyping in the clinical diagnostic market;

      o     our marketing and sales plans;

      o     our expectations about the markets for our products;

      o     the performance of our products;

      o     our intention to introduce new products;

      o     our future capital needs;

      o     our clinical trials;

      o reimbursement of our products by insurance companies and other third-party payors;

      o our ability to compete in the research, clinical research and clinical diagnostic markets;

      o     our patent applications;

      o our ability to bring our Atlanta manufacturing facility fully operational; and

      o our ability to modify our information systems to accommodate euro transactions.

      We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors," found in our Annual Report on Form 20-F and incorporated into this reoffer prospectus by reference, including, among others:

      o delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for our HIV OpenGene System and, in the future, certain of our other products for the clinical diagnostic market;

      o refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

      o uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

      o problems, delays and expenses we may face with our proposed clinical trials;

      o problems that we may face in manufacturing, marketing and distributing our products;

      o delays in the issuance of, or the failure to obtain, patents or licenses for certain of our products and technologies;

      o  problems with important suppliers and business partners;

      o delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

      o the timing of our future capital needs or our inability to raise additional capital when needed.

      We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this reoffer prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this prospectus might not transpire.

                                 USE OF PROCEEDS

      All of the common shares offered by this reoffer prospectus are being offered by the selling shareholders. We will not receive any proceeds from sales of common shares by the selling shareholders.

                                 DIVIDEND POLICY

      SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter. Dividends may not be paid for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

      COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA


      The following selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statement of Operations data for the three-month period ended March 31, 2000 and 1999 and the Consolidated Balance Sheet data as of March 31, 2000 are derived from unaudited consolidated financial statements included in our Report on Form 6-K, dated May 11, 2000, incorporated into this reoffer prospectus by reference, which in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period. Historical results are not necessarily indicative of results to be expected for any future period.

                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       (in thousands, except per share data)


                                                  THREE MONTHS ENDED MARCH 31,
                                                 ----------------------------
STATEMENT OF OPERATIONS                                  2000            1999
                                                         ----            ----
                                                           (unaudited)
   Sales .......................................       $  3,644        $  3,261
   Cost of sales ...............................          2,284           2,151
                                                       --------        --------
   Gross margin ................................          1,360           1,110
   Sales, general and administrative
    expense ....................................          5,418           3,163
   Research and development expense.............          2,083           1,854
                                                       --------        --------
   Loss from operations before interest.........         (6,141)         (3,907)
    Interest income ............................            430             113
    Interest and financing expense..............             (5)            (540)
                                                       --------         --------
   Net loss ....................................         (5,716)         (4,334)
   Cumulative preferred dividends and
    accretion of discount attributable to
    preferred shares ...........................           (967)             --
                                                       --------        --------
   Net loss attributable to common shareholders.         (6,683)       $ (4,334)
                                                       ========        ========
   Net loss per common share ...................       $  (0.55)       $  (0.46)
   Weighted average number of
    common shares outstanding...................         12,248           9,411


                                 MARCH 31, 2000
                                 --------------
                                    (unaudited)
BALANCE SHEET DATA
   Cash and short-term investments....  $36,187
   Working capital....................   39,047
   Total assets.......................   54,834
   Mandatorily redeemable convertible
       preferred shares...............   28,523
   Accumulated deficit................  (65,154)
   Shareholders' equity...............   19,577

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 TO THREE MONTHS ENDED MARCH 31, 1999

      SALES. Sales increased 12% to $3.6 million for the three months ended March 31, 2000, compared with $3.3 million for the same period of the prior year. This increase resulted primarily from increased sales of our HIV GeneKit. In the three months ended March 31, 2000, automated DNA sequencing systems accounted for 51% of total sales, compared to approximately 73% of total sales in the same period of the prior year. GeneKits and other consumables accounted for 44% of total sales, compared to approximately 21% of total sales in the same period of the prior year. Testing services accounted for 5% of total sales, compared to 6% of total sales in the same period of the prior year. It is expected that sales of GeneKits and other consumables will continue to grow as a percentage of total sales. Sales in North America, Europe, and Asia and South America were $1.6 million, $1.2 million and $0.8 million, respectively, during the three months ended March 31, 2000, as compared to $1.5 million, $1.0 million and $0.8 million, respectively, during the three months ended March 31, 1999. During the three months ended March 31, 2000, one customer accounted for approximately 21% of sales, of which 20% comprised DNA sequencing systems and 1% comprised GeneKits and other consumables. During the three months ended March 31, 1999, one customer accounted for 11% of sales, of which 9% comprised DNA sequencing systems and 2% comprised GeneKits and other consumables. The sales to this customer were made on the same general terms and conditions as the majority of other sales during the respective periods.

      COST OF SALES. Cost of sales increased to $2.3 million for the three months ended March 31, 2000, from $2.2 million in the same period of the prior year. In the three months ended March 31, 2000, cost of sales aggregated 63% of sales, compared to 66% of sales in the same period of the prior year. The decrease in cost of sales as a percentage of sales was primarily related to the increase in sales of GeneKits. GeneKit sales have a higher gross margin and lower cost of sales, than sales of DNA sequencing systems and testing services.

      SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 71% to $5.4 million for the three months ended March 31, 2000, compared with $3.2 million for the same period of the prior year. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 60% to $3.0 million for the three months ended March 31, 2000, compared with $1.9 million for the same period of the prior year.

      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 12% to $2.1 million for the three months ended March 31, 2000, compared with $1.9 million for the same period of the prior year. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional GeneKits and continued our research programs. Additionally, we incurred costs related to our planned FDA submission for our HIV OpenGene System.

      INTEREST INCOME. Interest income was $0.4 million for the three months ended March 31, 2000, compared with $0.1 million for the same period of the prior year. This increase reflects higher cash balances as a result of the cash proceeds received from the July 1999 issuance of the Series A mandatorily redeemable convertible preferred shares and the December 1999 private placement of 1,916,000 common shares.

      INTEREST AND FINANCING EXPENSE. Interest and financing expense decreased to approximately nil for the three months ended March 31, 2000, compared with $0.5 million for the same period of the prior year. The decrease is due to the repayment in July 1999, concurrent with the issuance of the Series A mandatorily redeemable convertible preferred shares, of all of the company's outstanding debt.

      CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. The increase in cumulative preferred dividends and accretion of discount attributable to preferred shares to $1.0 million for the three months ended March 31, 2000 from nil for the same period of the prior year, reflects dividends and amortization of discount on the Series A mandatorily redeemable convertible preferred shares issued in July 1999.

FINANCIAL POSITION

      At March 31, 2000, we had $36.2 million in cash and short-term investments, and $39.0 million in working capital.

      In April 2000, we completed an underwritten public offering of 2,090,000 common shares. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

      For a further discussion on our financial position and our future needs for financing, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" of our Annual Report on Form 20-F, incorporated into this reoffer prospectus by reference.

                          INFORMATION ABOUT OUR COMPANY

      For a detailed description of our business and information about our management, see our Annual Report on Form 20-F which is incorporated into this reoffer prospectus by reference. The following information supplements or supercedes, as appropriate, the information contained in our Annual Report on Form 20-F.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS

      Our company is incorporated under the laws of the Province of Ontario, Canada and a substantial portion of our assets are located in Canada. Certain of our directors and officers and certain of the experts named in this reoffer prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the United States upon those people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the Commission). In addition, our attorneys in Canada, Osler, Hoskin & Harcourt LLP, have advised us that there is doubt as to the enforceability in Canada against our company, our directors and officers, or the experts named in this reoffer prospectus, in each case if not a resident of the United States, of liabilities predicated solely upon U.S. federal securities laws.

                              SELLING SHAREHOLDERS

      The common shares to which this reoffer prospectus relates are being registered for reoffers and resales by selling shareholders of our company who may acquire such shares under the Plans. The selling shareholders named below may resell all, a portion, or none of such shares. There is no assurance that any of the selling shareholders will sell any or all of the common shares that they are offering under this reoffer prospectus.

      Participants under the Plans who are deemed to be "affiliates" of the company who acquire common shares under the Plans may be added to the selling shareholders listed below from time to time by use of a reoffer prospectus supplement filed pursuant to Rule 424(b) under the Securities Act.

      The following table sets forth certain information concerning the selling shareholders as of the date of this reoffer prospectus:

                                        Number of
                                         Common                   Percentage of
                           Number     Shares Which   Number       Common Shares
                           of            May be      of Plan       Beneficially
                           Common       Acquired     Shares        Owned(3)(4)
                           Shares       Under the    to be      Before      After
Name                       Owned(1)     Plans(2)      Sold*    Offering   Offering*
-------------------------- ---------- -------------- --------- ---------- ----------
Richard T. Daly(5)          10,000      480,000      480,000     3.2%        * *
Thomas J. Clarke(6)             --       40,000       40,000      * *        --
Timothy W. Ellis(7)             --      100,000      100,000      * *        --
Dr. Arthur W.G. Cole(8)         --      134,620      134,620      * *        --
Dr. James M. Dunn(9)        44,191       44,616       44,616      * *        * *
Marguerite Ethier(10)           --       25,000       25,000      * *        --
Dr. Richard J. Carroll(11)      --       25,000       25,000      * *        --
David Gibbons(12)               --       14,000       14,000      * *        --
Robert J. Griffin(13)           --       30,000       30,000      * *        --
Robert Lloyd(14)            50,000           --           --      * *        * *
Steven Owings(15)               --       20,000       20,000      * *        --
Deborah Rasmussen(16)           --       10,000       10,000      * *        --
William C. Sullivan(17)         --       20,000       20,000      * *        --
Dr. Dean L. Winslow(18)         --       40,000       40,000      * *        --
Michael A. Cardiff(19)          --       15,000       15,000      * *        --
Sheldon Inwentash(20)           --       30,000       30,000      * *        --
J. Spencer Lanthier(21)         --       15,000       15,000      **         --
Jacques R. Lapointe(22)         --       15,000       15,000      **         --
Jonathan Leff(23)               --           --           --      --         --
Dr. J. Robert S.                --       30,000       30,000      * *        --
Prichard(24)
Dr. Lloyd M. Smith(25)          --       81,540       81,540      * *        --
Dr. Konrad Weis(26)             --       15,000       15,000      * *        --

-----------------
* Does not constitute a commitment to sell any or all of the stated number of common shares. The number of shares offered shall be determined from time to time by each selling shareholder at his sole discretion.

**    Represents less than 1%.

(1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under the Plan. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Plans prior to the date of this reoffer prospectus.

(3)   Based on 15,027,288 common shares outstanding as of April 30, 2000.

(4) Does not give effect to any currently outstanding warrants or options, other than with respect to those set forth for the individual persons listed in the above table, pursuant to Rule 13d-3 under the Exchange Act.

(5) Mr. Daly is President, Chief Executive Officer and a Director of our company.

(6)   Mr. Clarke is Chief Financial Officer of our company.

(7)   Mr. Ellis is Chief Operating Officer of our company.

(8) Dr. Cole is an Executive Vice President of our company and President, Visible Genetics Europe, S.A., a subsidiary of our company.

(9)   Dr. Dunn is Vice President, Technology of our company.

(10)  Ms. Ethier is Vice President, General Counsel of our company.

(11)  Dr. Carroll is Vice President, Business Development of our company.

(12) Mr. Gibbons is Vice President, Product and Technical Support of our company.

(13)  Mr. Griffin is Vice President, Manufacturing of our company.

(14)  Mr. Lloyd is Vice President, Diagnostic Services of our company.

(15)  Mr. Owings is Vice President, Sales and Marketing of our company.

(16) Ms. Rasmussen is Vice President, Corporate Quality Assurance of our company.

(17)  Mr. Sullivan is Vice President, Diagnostic Manufacturing of our company.

(18) Dr. Winslow is Vice President, Regulatory and Clinical Affairs of our company.

(19)  Mr. Cardiff is a Director of our company.

(20) Mr. Inwentash is a Director of the Company. The number of common shares which he owns excludes 1,927,134 common shares owned by GeneVest Inc. ("GeneVest"), with respect to which Mr. Inwentash disclaims beneficial ownership. Mr. Inwentash is the President and Chief Executive Officer of GeneVest and together with his affiliates, beneficially owns 45% of its issued and outstanding common shares.

(21)  Mr. Lanthier is a Director of our company.

(22)  Mr. Lapointe is a Director of our company.

(23) Mr. Leff is a Director of our company. The number of common shares which he owns excludes 27,752 common shares and 2,921,591 common shares issuable upon conversion, as of April 30, 2000, of Series A preferred shares owned by certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC. Mr. Leff, who is a Managing Director at E.M. Warburg, Pincus & Co., disclaims beneficial ownership of those shares.

(24)  Dr. Prichard is a Director of our company.

(25)  Dr. Smith is a Director of our company.

(26)  Dr. Weis is a Director of our company.

                              PLAN OF DISTRIBUTION

      The common shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may offer their common shares in one or more of the following transactions:

      o on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

      o     in the over-the-counter market;

      o     in private transactions;

      o     through options;

      o     by pledge to secure debts and other obligations;

      o     or a combination of any of the above transactions.

      The common shares described in this reoffer prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer common shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      Any shares covered by this reoffer prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this reoffer prospectus. The selling shareholders may not be able to sell all of their shares under Rule 144. The selling shareholders may transfer, devise or gift such shares by other means not described in this reoffer prospectus.

      To comply with the securities laws of certain jurisdictions, the common shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

      The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Securities Exchange Act of 1934 may apply to purchases and sales of common shares by the selling shareholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common shares.

      We have agreed to pay all of the expenses relating to the registration, offering and sale of the common shares by the selling shareholders to the public, other than commissions or discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

      The validity of the common shares being offered hereby has been passed upon for us by our attorneys, Olser, Hoskin & Harcourt LLP, Toronto, Ontario. Certain matters relating to this offering with respect to United States securities laws will be passed upon by our attorneys, Baer Marks & Upham LLP, New York, New York.

                                     EXPERTS

      Our Consolidated Financial Statements as at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999, incorporated by reference in this reoffer prospectus, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, as stated in their report. The Consolidated Financial Statements have been incorporated herein by reference in reliance upon such report, given upon the authority of the firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      In addition to the documents incorporated herein by reference from the Registration Statements on Form S-8 (File Nos. 333-6454, 333-8804 and 333-11434), as previously filed with the Securities and Exchange Commission, the following documents are incorporated by reference in this reoffer prospectus:

      (a) our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as amended by Form 20-F/A-1, which we refer to in this reoffer prospectus as our Annual Report on Form 20-F;

      (b) our Report on Form 6-K Filing No. 1 for the Month of January, 2000;

      (c) our Report on Form 6-K Filing No. 2 for the Month of January, 2000;

      (d) our Report on Form 6-K Filing No. 1 for the Month of February, 2000;

      (e) our Report on Form 6-K Filing No. 1 for the Month of April, 2000;

      (f) our Report on Form 6-K Filing No. 2 for the Month of April, 2000;

      (g) our Report on Form 6-K Filing No. 2/A-1 for the Month of April, 2000;

      (h) our Report on Form 6-K Filing No. 3 for the Month of April, 2000; and

      (i) our Report on Form 6-K Filing No. 1 for the Month of May, 2000.

      In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act after the date of the this reoffer prospectus and before termination of the offering, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this reoffer prospectus and to be a part of this reoffer prospectus from the date those documents are filed. We may also incorporate in this reoffer prospectus any Form 6-K which we file with the Securities and Exchange Commission by identifying in such form that it is being incorporated by reference into this reoffer prospectus. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this reoffer prospectus, shall be considered modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained in this reoffer prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this reoffer prospectus.

      You may request a copy of any document incorporated by reference in this reoffer prospectus at no cost. To receive a copy, call us at (416)813-3240, or you can write us at:

                              Visible Genetics Inc.
                                 700 Bay Street
                                   Suite 1000
                        Toronto, Ontario, Canada M5G 1Z6
                         Attention: Mr. Thomas J. Clarke


                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission four Registration Statements on Form S-8 under the Securities Act with respect to the common shares offered by this reoffer prospectus. This reoffer prospectus does not contain all of the information set forth in the Registration Statements. Certain items of the Registration Statements are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. You can obtain copies of the Registration Statements from the public reference facilities listed below. Statements made in this reoffer prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statements or to our Annual Report on Form 20-F, which are incorporated by reference into this reoffer prospectus, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

                             500 West Madison Street
                                   Suite 1400
                             Chicago, Illinois 60661

                              7 World Trade Center
                            New York, New York 10048

                                 Judiciary Plaza
                             450 Fifth Street, N.W.
                        Room 1024 Washington, D.C. 20549


      You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

                          INDEX TO EXHIBITS FILED WITH
                         FORM S-8 REGISTRATION STATEMENT


EXHIBIT NUMBER                    DESCRIPTION OF EXHIBIT
--------------                    ----------------------
  5.1 Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the securities being registered hereby.
 23.1 Consent of PricewaterhouseCoopers LLP, Chartered Accountants in Canada.
 23.2            Consent of Osler, Hoskin & Harcourt LLP (included in
                 Exhibit 5.1).
 23.3            Consent of Baer Marks & Upham LLP
 24 Power of Attorney (included on the executed signature page of this Registration Statement)